PDF Solutions, Inc. Option Exchange Program Exhibit (a)(1)(H)

Agenda Overview Objectives Eligibility Who is Eligible? What Options are Eligible? What are Restricted Stock Rights? How will the Exchange Work? Example of an Exchange Tax Implications Key Dates Next Steps

Overview PDF is offering to exchange eligible options held by eligible individuals for restricted stock rights. Restricted stock rights are rights to acquire shares of PDF common stock which will be issued when the restricted stock rights vest. The program is VOLUNTARY - participation is not required. You may elect to participate by completing the Election Form and returning it to Steve Melman electronically, by fax, by mail, or in person. Enrollment begins on June 10, 2008 and will end on July 9, 2008.

Objectives To reduce the number of shares subject to outstanding options and reduce the dilutive impact of such awards to our stockholders. To promote the interests of our stockholders by incentivizing and retaining key employees while reinforcing the equity component of our market- competitive compensation program.

Eligibility: Who is Eligible? All individuals with eligible options who are either employed by or rendering services to the company or one of its subsidiaries. Includes individuals on personal leave of absence or medical, maternity, worker's compensation, military, or other statutorily protected leave. Includes individuals who work outside of the U.S.

Eligibility: What Options are Eligible? All unexercised (vested or unvested) outstanding stock options with an exercise price of $10.00 or more are eligible to be exchanged for restricted stock rights

What are Restricted Stock Rights? Restricted stock rights are rights to receive shares of PDF common stock at no cost to the participant. Shares of PDF common stock will only be issued if and when the restricted stock rights vest. Restricted stock rights issued in the exchange will be 0% vested on the date of grant. The first vest date for all restricted stock rights issued in the exchange will be May 15, 2009. The length of the vesting schedule for your restricted stock rights will depend on when you were granted the options that you turn in pursuant to the exchange. Restricted stock rights will fully vest upon a change of control of the company.

What are Restricted Stock Rights? (continued) Vesting Applicable to Restricted Stock Rights: Only a whole number of restricted stock rights will vest in any period. Any fractional restricted stock right that would otherwise vest will be carried over to the next vesting period. Year During Which Exchanged Options were Granted Vesting Schedule of Restricted Stock Rights 2000 - 2003 50% on 5/15/2009 and 50% 6 months thereafter 2004 25% on 5/15/2009 And 25% every 6 months thereafter 2005 16.7% on 5/15/2009 and 16.66% every 6 months thereafter 2006 and later years 12.5% on 5/15/2009 and 12.5% every 6 months thereafter

How Will the Exchange Work? If you would like to participate in the exchange, you must elect to cancel all of your unexercised outstanding stock options with an exercise price of $10.00 or more. The program is an "all or nothing" exchange. You may not submit only a portion of an option. If you submit any eligible options, you must submit all of your eligible options. For every 4.2 shares subject to eligible options that you elect to cancel, you will receive 1 restricted stock right. Fractional restricted stock rights will be rounded up.

Example of an Exchange Grant A Grant B Grant C Grant D Options Granted 5,000 5,000 5,000 5,000 Outstanding Options 0 2,500 2,200 5,000 Exercise Price $10.25 $9.00 $10.00 $13.00 Exchange Ratio 4.2 shares : 1 Restricted Stock Right 4.2 shares : 1 Restricted Stock Right 4.2 shares : 1 Restricted Stock Right 4.2 shares : 1 Restricted Stock Right Restricted Stock Rights Issued 0 0 524 (rounded from 523.8) 1,191 (rounded from 1,190.4) Grant A: Ineligible because no options are outstanding. Grant B: Ineligible because exercise price below threshold for eligibility. Grant C: Eligible because some options are outstanding and exercise price is above threshold for eligibility. Grant D: Eligible because all options are outstanding and exercise price is above threshold for eligibility. ?If elect to participate, total of 1,715 restricted stock rights will be granted, 2,500 options retained. ?If do not elect to participate, 9,700 options retained, no restricted stock rights granted.

Tax Implications Generally, there will be no immediate tax consequences resulting from an election to participate in the exchange. Taxable income will generally be recognized as the restricted stock rights vest and shares are issued. PDF may have an employment and income tax withholding obligation at the time restricted stock rights vest and shares are issued. By electing to participate in the exchange and accepting restricted stock rights, each participant will have given PDF, or its designated broker, the right to sell vested shares to satisfy any applicable withholding obligations. Note: The items above are generalities and PDF is not implying that such generalities are applicable to all participants, especially those in international locations. Eligible participants should read Questions 43 & 44 on Page 13, Section 14 of Part III and Appendix B of the Offer to Exchange. Additionally, each eligible participant should consult their own tax advisor before electing to participate in the exchange and to ensure that any applicable estimated taxes and other taxes are paid on a timely basis.

Key Dates June 10, 2008 Exchange program commences July 9, 2008 Enrollment closes at 9 p.m. U.S. Pacific Time July 10, 2008 Exchanged options will be cancelled Restricted stock rights will be issued December 31, 2008 Participants must have accepted their restricted stock agreement or they will forfeit the agreement and all of the restricted stock rights May 15, 2009 Initial vest date for all restricted stock rights

If you fail to make an election, you will be deemed to have opted out of the Program

Next Steps Carefully read the Offer to Exchange. Read and understand the election form and other forms and documents delivered to you with the Offer to Exchange. If you have any questions, contact Steve Melman at +1 (408) 938-6445 or send an email to tenderoffer@pdf.com. Consider any personal financial implications and consult with your personal financial and tax advisor. Decide whether to participate and complete and submit the election form before 9 p.m. U.S. Pacific Time on July 9, 2008.

This presentation is only a summary and does not supersede any information in the Offer to Exchange and any attachments to the Offer to Exchange